April 17, 2018

VIA EDGAR

Kenneth Ellington

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	IndexIQ Trust (File No. 333-149351 and File No. 811-22185) IndexIQ ETF Trust (File No. 333-152915 and File No. 811-22227) (the “Registrants”)

 Dear Mr. Ellington:

This letter responds to comments that you provided telephonically on January 31, 2018 to me and Kathleen Moriarty and Gregory Xethalis of Chapman and Cutler LLP regarding the Registrants’ 2017 Annual Reports to Shareholders (each, a “Shareholder Report”). On behalf of the Registrants, your comments and the Registrants’ responses thereto are provided below.

IndexIQ Trust and IndexIQ ETF Trust

Comment 1: In the Schedule of Investments, certain series of each Registrant include exchange traded products that are not investment companies (e.g., exchange traded commodity pools registered on Form S-1) (“non-40 Act ETPs”) under the header of “Investment Companies”. In future Shareholder Reports, please list non-40 Act ETPs in a classification other than Investment Companies.

Response: Comment accepted.

Comment 2: In the Schedule of Investments, certain series of the IndexIQ ETF Trust list preferred stock investments but do not disclose any associated yield rates for such investments. In future Shareholder Reports, please disclose the associated yield rates for any preferred stock investments.

Response: Comment accepted.

Comment 3: In the Schedule of Investments, certain series of the IndexIQ ETF Trust list rights investments but do not disclose expiration date for any such rights. In future Shareholder Reports, please disclose the expiration date of any rights investments.

Response: Comment accepted.

Comment 4: In the Schedule of Investments, certain series of the IndexIQ ETF Trust disclose derivative investments with a single counterparty. In future registration statement filings, please consider including additional disclosure regarding counterparty risk in the summary portion for any such series.

Response:  Comment accepted.

Comment 5: In the Schedule of Investments, certain series of the IndexIQ ETF Trust disclose investments that are identified as Rule 144(a) securities. In future Shareholder Reports, please ensure all such investments are correctly identified as being subject to Rule 144(a) restrictions and that such securities are not primarily subject to other, non-Rule 144(a) restrictions (e.g., Regulation S securities).

Response: Comment accepted.

IndexIQ ETF Trust, IQ Global Agribusiness Small Cap ETF

Comment 6: In the Schedule of Investments, the holdings of the IQ Global Agribusiness Small Cap ETF indicate significant investments in Japan. In future registration statement filings, to the extent that a series has significant investments in Japan or any other country, please disclose the strategies and the applicable risks of investing in such country. Supplementally, please explain why the strategy and risks of investing in Japan were not disclosed in the most recent registration statement update for IQ Global Agribusiness Small Cap ETF.

Response: IQ Global Agribusiness Small Cap ETF seeks to track an index that invests in global small-capitalization companies engaged in the agribusiness sector. The fund does not have a principal strategy to invest in Japan or any other specific country, and the fund’s exposures to different countries may vary over time in response to index rebalancings. Additionally, many of the companies in which the fund invests have operations in a number of different countries and are not solely exposed to the risks associated with investing in Japan. As a result, the fund discloses a number of risks related to investments in foreign securities. In the future, the Registrant will continue to review country-specific exposures of its funds and will include any country-specific risks that the Registrant believes to be a principal risk of a fund in light of such exposures.

IndexIQ ETF Trust

Comment 7: In the Statements of Assets and Liabilities, “Dividend, interest, reclaim and security lending income receivables” are listed as one line item. In future Shareholder Reports, please present dividend and interest receivables separately from reclaim and securities lending income, as required by Article 6-04(5) of Regulation S-X. To the extent that reclaim and securities lending income represent a material amount, consider disclosing such amount as a separate line item.

Response: Comment accepted.

Comment 8: Supplementally, please confirm whether there are open receivables at period-end, the disclosure of which is required by Article 6-04(12) of Regulation S-X. In the Statements of Assets and Liabilities in future Shareholder Reports, consider standardizing the disclosure of any open receivables for each Registrant.

Response: Any open receivables at the period-end have been disclosed in the applicable fund’s Statement of Assets and Liabilities. The Registrant will seek to standardize the presentation across funds of any such disclosures in future Shareholder Reports.

Comment 9: In the Statements of Assets and Liabilities in future Shareholder Reports, please disclose whether there are any liabilities categorized as Trustee fees payable as of period end.

Response: Comment accepted. There were no such liabilities as of period end.

Comment 10: In the Financial Highlights, certain of the series of the IndexIQ ETF Trust reported annual portfolio turnover rates in excess of 200%. Supplementally, please confirm if active and frequent trading is a principal investment strategy for such series and, if so, ensure that disclosure regarding such a strategy and the applicable risks is included in future registration statement filings for the series.

Response: Each fund of the Registrant is an index fund that seeks to track the performance of its underlying index and engages in portfolio transactions as necessary to track its underlying index. None of the funds has a principal investment strategy to engage in active and frequent trading. Additionally, the amount of turnover within an underlying index as a result of rebalancing activity, and by extension the amount of turnover within a fund, will vary over time based on the particular underlying index’s methodology and economic, market and company specific changes. For future disclosure documents, the Registrant will consider whether additional disclosure regarding a fund’s potential amount of turnover may be warranted for a fund.

Comment 11: In the Financial Highlights, certain of the series of the IndexIQ ETF Trust disclosed “Total investment return based on net asset value” for the 2013 through 2017 fiscal years, while only reporting “Total investment return based on market price” for the 2015 through 2017 fiscal years. Supplementally, please explain why “Total investment return based on market price” was not reported for the 2013 and 2014 fiscal years.

Response: The Registrant changed its independent registered public accounting firm for the fiscal year ended 2015 and, at that time, the Registrant’s new independent registered public accounting firm recommended that the Registrant begin including “Total investment return based on market price” information and the Registrant has included this information in its Shareholder Reports since that time.

Comment 12: In the Notes to the Financial Statements in future Shareholder Reports, please disclose where investors may find financial statements of any issuer whose securities represent a significant amount of a series’ assets.

Response: Comment accepted.

IndexIQ Trust and IndexIQ ETF Trust

Comment 13: In the Notes to the Financial Statements in future Shareholder Reports, please include disclosure regarding the fund structure for each series that is a “fund of funds”.

Response: Comment accepted.

IndexIQ ETF Trust, IQ U.S. Real Estate Small Cap ETF

Comment 14: We note that the IQ U.S. Real Estate Small Cap ETF has substantial holdings in underlying real estate investment trusts (REITs). In the Notes to the Financial Statements—Significant Accounting Policies in future Shareholder Reports, please include a description of how distributions received from REITs are estimated between income and return of capital.

Response: Comment accepted.

IndexIQ Trust

Comment 15:  In the Notes to the Financial Statements—Significant Accounting Policies—Securities Lending in future Shareholder Reports, please disclose the remaining maturity period for fixed income collateral securing portfolio securities out on loan.

Response: Comment accepted.

IndexIQ ETF Trust

Comment 16:  Certain series of the IndexIQ ETF Trust disclose expense limitation arrangements. Supplementally, please confirm whether fees waived or expenses assumed by the investment adviser under such arrangements are subject to recoupment. If so, supplementally please confirm whether such recoupment is limited to a period of three years. If such amounts are subject to recoupment, in future Shareholder Reports, please disclose the amount by series and by year that is subject to recoupment. In future registration statement filings, please confirm that the disclosure of any expense limitation agreements reflects the ability of the investment adviser to recoup amounts previously waived or reimbursed and the applicable recoupment period.

Response: Certain funds of IndexIQ ETF Trust have been subject to expense limitation agreements that permit the investment advisor to recoup amounts previously waived or reimbursed in accordance with the terms of the agreements. The advisor has not previously recouped any amounts pursuant to such agreements and, to the extent the Registrant enters into any expense limitation agreement that provides for recoupment, such recoupment will be limited to a period of no more than three years. The Registrant will update the disclosure regarding the expense limitation agreements in future Shareholder Reports and registration statements and will include the noted disclosure in future Shareholder Reports and registration statement filings, as applicable.

Comment 17: In the Board of Trustees and Officers section in future Shareholder Reports, please include a statement that additional information is available the Trustees in the Statement of Additional Information, which is available free of charge by visiting www.indexiq.com or by calling 1-888-934-0777.

Response: Comment accepted.

IndexIQ Trust and IndexIQ ETF Trust

Comment 18: In the Board Review of Investment Advisory Agreement section in future Shareholder Reports, please ensure that the disclosure regarding the board’s approval of investment advisory agreements during the period provides the level of specificity required by Item 27(d)(7) of Form N-1A.

Response: Comment accepted.

Comment 19: Under Item 4(e)(2)(A), the Registrant discloses that 100% of the services described in each of Items 4(b) through 4(d) were approved by the audit committee of the board pursuant to paragraph (c)(7)(A) of Rule 2-01 of Regulation S-X. Paragraph (c)(7)(A) provides an exception to the pre-approved requirements of Rule 2-01 of Regulation S-X. In future Shareholder Reports, please review the requirements of this Item and revise the disclosure as necessary.

Response: With respect to the services described in paragraphs (b) through (d) of Item 4 of Form N-CSR, no amount was approved by the Audit Committee pursuant to paragraph (c)(7)(A) of Rule 2-01 of Regulation S-X. In future Shareholder Reports, the Registrants will revise this disclosure.

Comment 20: In the April 30, 2015 N-SAR, the Registrants identified a change in their certifying accountant. Supplementally, please confirm whether the Registrants have filed a letter from the prior certifying accountant, as required by Sub-Item 77K of Form N-SAR and Item 304(a)(3) of Regulation S-K. If the letter has not previously been filed, please file an amended form N-SAR that includes the letter from the former certifying accountant.

Response: Comment accepted. The Registrant will file an amended N-SAR that includes the letter from the former certifying accountant.

If you have any questions or comments in connection with the foregoing, please contact Gregory Xethalis of Chapman and Cutler LLP at (212) 655-2521, or the undersigned at (914) 481-8397.

Sincerely,

/s/ Matthew V. Curtin

Matthew V. Curtin

Secretary